Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	62250-0007
Date	May 14, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:           Mr. James Lopez, Legal Branch Chief

Dear Sirs/Mesdames:

Re:	Silvermex Resources Inc.
Registration Statement on Form 40-FR12G
Filed April 2, 2012
File No. 000-50116

          We are counsel for and write on behalf of Silvermex Resources Inc. (the “Company”) in connection with the Staff’s letter of April 27, 2012 (the “Comment Letter”) signed by Mr. James Lopez, Branch Chief, of the United States Securities and Exchange Commission (the “Commission”).

          We expect to be in a position to furnish to the Commission no later than 5:30 p.m. (EDT) on Wednesday, May 23, 2012, by way of EDGAR correspondence: (a) the Company’s response to the Comment Letter; (b) a draft of Amendment No. 1 to the Company’s registration statement on Form 40-F (as filed on April 2, 2012); (c) a draft of the Company’s amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2011; (d) a draft of the Company’s amended Annual Information Form for the year ended December 31, 2011; and (e) the Company’s written acknowledgement that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 14, 2012

          On behalf of the Company, we thank the Commission for its continued attention to this matter.

Yours very truly,

 /s/ Herbert I. Ono

Herbert (Herb) I. Ono